May 21, 2025

Peter Luo
Chief Executive Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People   s Republic of China

       Re: Adagene Inc.
           Registration Statement on Form F-3
           Filed May 9, 2025
           File No. 333-287161
Dear Peter Luo:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. Please revise the first bullet of the Explanatory Note to reflect the inclusion of resale shares to be offered by selling shareholders in the base prospectus. Cover Page

2. We note that your base prospectus covers the offering of up to $200 million of ordinary shares, warrants or units to be offered by you or selling shareholders. Please revise your cover page to quantify the number of ordinary shares that may be offered by the selling shareholders. Please also revise your disclosure, where appropriate, to identify the selling shareholders and provide a brief description of the initial
 May 21, 2025
Page 2

       transaction in which these securities were sold to the selling shareholders. Refer to
       Item 501 of Regulation S-K and General Instruction II.H of Form F-3 for guidance.
       We note that you do not appear to qualify for the omission of this information under
       Rule 430B(b) because the company is not primarily eligible to use Form F-3 under
       General Instruction I.B.1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Xuelin Wang, Esq.